November 21, 2007
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405

Attention:	Carmen Moncada-Terry
Attorney-Adviser

Re:	Grey Wolf, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 4, 2007
File No. 001-8226
Dear Ms. Moncada-Terry:
     I am writing on behalf of Grey Wolf, Inc. (the “Company”) in response to the staff’s comment letter dated September 26, 2007, on the above-referenced filing. The Company proposes to make revisions in response to the staff’s comments in its future filings containing executive compensation disclosure. To provide context for these proposed changes, enclosed is an excerpt from the Company’s 2007 definitive proxy statement marked to reflect changes and numbered to correspond to the staff’s comments.
Director Compensation, page 8
1.	The disclosure has been revised in response to your comment to include a footnote describing all assumptions made in the valuation of the equity awards by reference to a discussion of those assumptions in a footnote to the financial statements in the Company’s Form 10-K.

2.	The disclosure has been revised to disclose in a footnote the aggregate number of stock awards and option awards outstanding at the fiscal year end held by each director.
Compensation Discussion & Analysis, page 9
3.	The second paragraph under the section “—Components of Executive Compensation” specifically states that “[E]ach of these components is reviewed annually by the

U.S. Securities and Exchange Commission
November 21, 2007

Compensation Committee.” The second sentence of that paragraph goes on to state that the Company seeks “to set base salaries, cash incentive bonus levels and annual long-term equity incentive awards for executive officers at the median of” its compensation peer group. As disclosed in the proxy statement, this is the Compensation Committee’s guide as it relates to the amount of total compensation and the individual components and elements of compensation. There is no quantitative, or formulaic, analyses underlying the Committee’s decisions to make specific compensation awards or allocations among the various forms of compensation. However, the Compensation Committee believes that a majority of an executive’s compensation should be in the form of at-risk pay and that a majority of that compensation should be in the form of long-term compensation. The proxy statement currently provides qualitative disclosure and expresses the Compensation Committee’s views on these forms of compensation. Specifically as it relates to at risk pay, the proxy statement states that “[W]e believe that having the majority of the compensation in the form of at-risk pay supports our philosophy of delivering compensation at a level commensurate with our performance.” The proxy statement also includes the following disclosure regarding the long-term incentive compensation component of total compensation which states, “[L]ong-term incentive compensation represents between approximately 59% and 71% of variable compensation and thus, is more heavily weighted than non-equity incentive plan compensation. We believe this supports our focus on increasing long-term shareholder value. Although we emphasize increasing long-term shareholder value annual cash bonuses still represents a significant portion of variable pay package to appropriately motivate and reward the short-term performance achievement necessary to create long-term value.”
4.	Generally, the proxy statement describes why the Company paid each level of compensation and the forms of compensation for 2006. For example, in the section captioned “Base Salary” in Compensation Discussion and Analysis, the proxy statement states that “... salaries are targeted at the median of the market practice...”. Additionally, in the section captioned “Non-equity Incentive Compensation” the disclosure states that “[T]he target bonus for each individual is generally set to approximate the median bonus opportunity for similar positions at companies in our compensation peer group.” The disclosure has been revised to include tabular disclosure that describes the “Target Bonus” that an executive is eligible to receive, the target, maximum and the actual award as a percentage of salary. We believe this provides more meaningful disclosure to a reader about the Company’s Non-equity Incentive Awards to its executive officers. Additionally, the disclosure has been revised to clarify that the Compensation Committee seeks to set the dollar value of long-term equity awards at the median of the compensation peer group. Furthermore, the disclosure has been revised to disclose that the dollar value of the equity awards for the last fiscal year was divided equally among stock options and restricted stock. The Company did not revise the disclosure to provide the specific levels of achievement relative to targets because the Company believes that

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November 21, 2007

such disclosure would harm the Company’s competitive position. Please see response to comment number 10 for a more detailed discussion of the Company’s view of the competitive harm.
5.	The disclosure has been revised to clarify that the Company’s compensation committee determines the compensation of executive officers.
Objectives of Compensation Programs, page 11
6.	The disclosure has been revised with respect to the engagement of Mercer Human Resource Consulting.
Components of Executive Compensation, page 11
7.	The disclosure has been revised to provide examples of the special situations that could result in a discretionary award.

8.	The “Compensation Discussion and Analysis—Components of Executive Compensation” section specifies how each element of compensation relates to the data analyzed. The disclosure states that, “[W]e generally seek to set base salaries, cash incentive bonus levels and annual long-term equity awards for executive officers at the median of our compensation peer group.” See pages 11-12 of the proxy statement “—Components of Executive Compensation” section. Of the named executive officers, only Mr. Richards’ base salary fell outside the targeted percentile range. The disclosure has been revised to explain why Mr. Richards’ compensation fell outside the targeted percentile range.

9.	The Company does not believe that there are material differences with respect to the compensation policies for individual named executive officers. As disclosed on page 11 of the Company’s proxy statement, it seeks to set the compensation for each of its executive officers at the median of its peer group for similar positions. However, various factors are taken into consideration in determining an executive officer’s compensation, including his level of responsibility, prior experience, historical contributions to the Company and market pay practices for individuals with similar experience and qualifications. The compensation for the Company’s highest paid executive officers differed from that of other officers primarily as a result of the fact that a disparity exists between similar positions at companies in the compensation peer group and higher levels of personal responsibility within the Company for those officers.

U.S. Securities and Exchange Commission
November 21, 2007

Individual Performance Measures, page 13
10.	The Company does not propose to provide a quantitative discussion of the terms of the performance targets used to determine incentive compensation because the Company believes that the disclosure of such confidential information would cause substantial harm to the Company’s competitive position in that it would jeopardize its ability to retain and hire critical employees. Specifically, public disclosure of this information would harm the Company’s ability to compete by revealing to competitors the details of the Company’s compensation structure, which it believes serves as an important tool in its efforts to attract and retain employees. This information can be used by the Company’s competitors to adjust their own compensation structure to recruit the Company’s employees, which would have a significant adverse effect on the Company’s ability to achieve its future strategic goals.

11.	The disclosure has been revised to specify the percentage of the target bonus actually received by each of the named executive officers.
Summary Compensation Table, page 16
12.	The disclosure has been revised in response to your comment to include a footnote describing all assumptions made in the valuation of the equity awards by reference to a discussion of those assumptions in a footnote to the financial statements in the Company’s Form 10-K.
Grant of Plan-Based Awards, page 16
13.	The disclosure has been revised in response to your comment to disclose that restricted stock awards are eligible to receive dividends if declared and that the holder can also vote such shares.
Outstanding Equity Awards at Fiscal Year End, page 17
14.	The disclosure has been revised in response to your comment to disclose the vesting dates of equity awards held at fiscal year end.
Potential Payments Upon Termination or Change in Control, page 18
15.	The disclosure currently states that the Company has entered into contractual agreements with its named executive officers that will require the Company to make payments to these individuals under certain circumstances in connection with their termination of employment. The disclosure has been revised to clarify that the amount of payments and

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November 21, 2007

benefit levels is determined pursuant to the terms of an executive officer’s employment agreement, or the Company’s Executive Severance Plan. The disclosure in the Compensation Discussion and Analysis has been revised to disclose that the Compensation Committee believes that these arrangements are a component of the Company’s compensation program and are necessary to ensure that the Company’s executive compensation remains competitive. Based on the circumstances under which these potential payments will be made and that the potential payments and benefits are generally derived from other pre-established elements of compensation, they do not affect decisions regarding other elements of compensation.
Certain Transactions, page 22
16.	The Company did not have any transactions that are reportable under Item 404(a) of Regulation S-K. The contract drilling services provided to Carrizo Oil and Gas, Inc., Goodrich Petroleum Corporation and Laramie Energy, LLC were done on a competitive bid basis as disclosed in the proxy statement. This disclosure was made voluntarily solely because Steven Webster, a director of the Company, is also a director of those companies. The Company does not have a specific policy for the review, approval or ratification of related party transactions. However, it has disclosed that the Audit Committee has oversight for and reviews the Company’s policies and procedures for addressing conflicts of interest and that “the Audit Committee has oversight for and reviews all transactions with related persons reportable under Item 404(a) of Regulation S-K.” Please see the disclosure on page 22 of the Company’s proxy statement under “Certain Transactions.”
     The Company will comply with all comments in future filings after completion of the staff’s review. In the event that the staff has additional or follow-up comments to the Company’s responses, please contact the undersigned at 713-226-6691 (phone) or 713-226-6291 (fax) or by e-mail at bbrown@porterhedges.com.

Very truly yours, /s/ Bryan K. Brown Bryan K. Brown

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